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SEC FILE NUMBER
8 - 51822

SEC SECU...TI... ....SION
17005245

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2016_____ AND ENDING _____12/31/2016_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19020 88th Ave. W.
_____
                                    (No. and Street)

Edmonds	Washington	98026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels   (212) 751-4422
_____
                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
_____
                     (Name -- if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Scott D. Daniels_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PCS Securities, Inc._____ , as of _____, December 31,_____ ,20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report
- [ ] (p) Report of Registered Public Accounting Firm on the Exemption Report Required by Rule 17a-5 Under the Securities & Exchange Act of 1934.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2016

PCS SECURITIES, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-5



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
PCS Securities, Inc.

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of PCS Securities, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 15, 2017

WithumSmith+Brown, PC   465 South Street, Suite 200, Morristown, New Jersey 07960-6497   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	1,425,420
Receivables		52,462
Payments in advance under administrative service agreement		582,104
Other assets		15,537
	$	2,075,523

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued payables on research costs	$	117,350
Accrued expenses		51,328
Due to affiliate		18,792
Total liabilities		187,470

Stockholder's equity

Common stock, $.01 par value, 1,000 shares authorized and 100 issued and outstanding		1
Additional paid-in capital		1,841,006
Retained earnings		47,046
Total stockholder's equity		1,888,054
	$	2,075,523

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a broker-dealer facilitating independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company's affiliate, Institutional Research Services, Inc. ("IRS"), sells third-party research to institutional money managers on a hard-dollar basis. The money managers remit payment for these services to the Company. The Company performs services, including payment to the research producers for their research and retains a research processing fee for these services. The Company has one office located in Seattle, Washington.

The Company does not carry accounts for customers nor performs custodial functions related to securities. The Company clears its securities on a fully-disclosed basis through its clearing broker, Merrill Lynch.

The Company conducts its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and may only be used to obtain third-party research services through the Company.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and available for issuance on February 15, 2017. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company earns revenue from research processing fees at the time such services are provided for facilitating the research services between the institutional money managers, IRS and the third party research producers.

The Company records income from commissions on a trade-date basis.

Research Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales.

PCS SECURITIES, INC.

2. Summary of significant accounting policies (continued)

Cash and Cash Equivalents

The Company considers money market accounts and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Receivables from Clearing Brokers

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company considers all commissions receivable to be fully collectible.

Other Receivables

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2016 there was no allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The shareholder of the Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The state of Washington does not impose an income tax. At December 31, 2016 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determine will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has no open years prior to 2013 relating to its tax filings.

3. Net capital requirement

The Company is a member of FINRA and subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $1,248,800, which was approximately $1,236,300 in excess of its minimum requirement of approximately $12,500.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

---

4. Related party transactions

The Company entered into an administrative services agreement in April 2009 with IRS. The Company provides processing services related to the sale of independent research products and the payment of vendors associated with the sale. As of December 31, 2016, the Company had payments in advance under this administrative service agreement with the affiliate in the amount of $582,104.

The Company participates in a retirement benefit plan of an affiliate. The Company owed the affiliate $18,792 which represents an employee's contribution.

5. Concentrations

The Company maintains all of its cash and cash equivalents at two financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. At December 31, 2016 cash and cash equivalents totaled approximately $1,425,000.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company's customers are primarily located within the United States. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on the reputation of the customer within the industry, historical trends and other information.

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with these clearance agreements, the Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification. The Company's clearing agreement requires the Company to maintain a minimum net capital of $250,000 at all times.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through Merrill Lynch on a fully disclosed basis.



AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
PCS Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by PCS Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 15, 2017

WithumSmith+Brown, PC   465 South Street, Suite 200, Morristown, New Jersey 07960-6497   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.